Idera Pharmaceuticals, Inc.

505 Eagleview Blvd., Suite 212

Exton, Pennsylvania 19341

(484) 348-1600

October 14, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention: Jane Park

Re:	Idera Pharmaceuticals, Inc.
Request to Withdraw Registration Statement on Form S-3 File No. 333-248560

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Idera Pharmaceuticals, Inc. (the “Company”) hereby requests that, effective as of the date first set forth above, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-248560), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was filed on September 2 2020.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require any further information, please contact the Company’s counsel, Morgan, Lewis & Bockius LLP, by calling Joanne R. Soslow at (215) 963-5262.

Very truly yours,

Idera Pharmaceuticals, Inc.

By:	/s/ John Kirby
Name:	John Kirby
Title:	Chief Financial Officer

cc:	Joanne R. Soslow, Morgan, Lewis & Bockius LLP